Exhibit 4.3
Series B Preferred Stockholder Waiver

July 23, 2024

ELECTRONIC MAIL

comScore, Inc. 11950 Democracy Drive, Suite 600 Reston, VA 20190 Attention: Ashley Wright, General Counsel, Corporate and Securities Email:

Dear Ms. Wright:

Reference is made to that certain (i) Certificate of Designations of Series B Convertible Preferred Stock, par value $0.001 (the “Series B Preferred Stock”), of comScore, Inc. (the “Company”), dated as of March 10, 2021 and amended as of June 16, 2023 and June 17, 2024 (the “Certificate of Designations”) and (ii) Stockholders Agreement, dated as of March 10, 2021, by and among the Company and the stockholders party thereto (the “Stockholders Agreement”). The undersigned is the holder of record of 27,509,203 shares of Series B Preferred Stock. The Company expects to issue additional shares of Series B Preferred Stock to the undersigned and the other holders of Series B Preferred Stock pursuant to Subscription Agreements to be entered into between the Company and each such holder (the “Proposed Issuance”).
The undersigned hereby irrevocably and unconditionally waives (and consents to such waiver for purposes of Section 4.1(a) of the Stockholders Agreement) the voting rights of Section 12 of the Certificate of Designations and any other procedural or notice requirements or similar rights with respect to the Proposed Issuance.
The undersigned hereby consents, pursuant to Section 4.1(b) of the Stockholders Agreement, to the Proposed Issuance.

IN WITNESS WHEREOF, the undersigned executes this Waiver as of the date first written above.

PINE INVESTOR LLC

By:	/s/ Jacob B. Hansen
Name:	Jacob B. Hansen
Title:	Managing Director